HENLYS
Group plc

1 Imperial Place
Elstree Way
Borehamwood
Hertfordshire WD6 1JJ
Telephone: 020 8953 9953
Fax: 020 8207 2477

Our Ref: PD/sl/L5505

7 May, 2004.

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Judiciary Plaza, 450 Fifth Street NW,
Washington DC 20549,
United States of America.

BY DHL.

Ladies and Gentlemen,

Re: Henlys Group plc (File No.82-5051)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

On behalf of Henlys Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(1) (iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:

1. Share Price Movement. Announcement dated 18 March, 2004.
2. Holding in Company. Announcement dated 30 March, 2004.
3. Statement re Mayflower. Announcement dated 31 March, 2004.
4. Statement re Mayflower. Announcement dated 31 March, 2004.
5. Holding in Company. Announcement dated 13 April, 2004.
6. Directorate Change. Announcement dated 6 May 2004.

dlw 5/19

Very truly yours,

P. Dawes.
Group Company Secretary

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HENLYS
Group plc

Company	Henlys Group PLC
TIDM	HNL
Headline	Share Price Movement
Released	07:00 18 Mar 2004
Number	6554W

HENLYS GROUP PLC SHARE PRICE MOVEMENT

The Board of Henlys Group plc has noted the significant movements in the share price of Henlys over the last seven days. It also noted the announcement by the Mayflower Corporation on 11 March 2004; Henlys is a 30 per cent. joint venture shareholder in Mayflower's subsidiary, TransBus.

There have been no material changes in the position announced by Henlys in the Trading Update Statement on 9 March 2004 and, as referred to in that statement, the Group is continuing discussions with its lenders. The lead bank lenders are being kept fully informed and remain supportive.

Contact:

Allan Welsh, Chief Executive
Bill Gillespie, Finance Director
Henlys Group plc
Telephone 020 8953 9953

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HENLYS
Group plc

Company	Henlys Group PLC
TIDM	HNL
Headline	Holding(s) in Company
Released	10:24 30 Mar 2004
Number	0834X

RNS Number:0834X
Henlys Group PLC
30 March 2004

Holding in Company.

Henlys Group plc has today been notified that Legal & General Group plc and/or its subsidiaries no longer have a notifiable interest in the ordinary shares of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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HENLYS
Group plc

Company	Henlys Group PLC
TIDM	HNL
Headline	Statement re Mayflower
Released	07:30 31 Mar 2004
Number	1433X

Date: 31 March 2004
Contact: Allan Welsh- Chief Executive
Bill Gillespie- Finance Director
Henlys Group plc
Telephone: 020 8953 9953

HENLYS GROUP plc

The board of Henlys Group plc ("Henlys") notes the announcement by The Mayflower Corporation plc ("Mayflower") issued yesterday. The directors of Henlys would like to highlight that Henlys is a 30% joint venture shareholder in Mayflower's subsidiary, TransBus. Whilst TransBus has given a guarantee and security to Mayflower's lenders in relation to Mayflower's debt, there is no recourse to Henlys in relation to TransBus or Mayflower debt. Furthermore, Henlys' investment in TransBus is not part of the security given by Henlys to its lenders under its current borrowing facilities.

The directors of Henlys will continue to monitor the situation and a further announcement will be made as and when more detailed information is received concerning Mayflower.

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Company	Henlys Group PLC
TIDM	HNL
Headline	Statement re Mayflower
Released	17:06 31 Mar 2004
Number	1925X

HENLYS
Group plc

Date: 31 March 2004

Contact: Allan Welsh
Chief Executive
Bill Gillespie
Finance Director
Henlys Group plc

Telephone: 020 8953 9953

HENLYS GROUP plc

The board of Henlys Group plc ("Henlys") has noted the announcement today by The Mayflower Corporation plc ("Mayflower") that it has been placed into administration. As noted in the Company's announcement of 31 March 2004, Henlys is a 30% joint venture shareholder in Mayflower's subsidiary, TransBus. TransBus has also been placed into administration. Whilst TransBus has given a guarantee and security to Mayflower's lenders in relation to Mayflower's debt, there is no recourse to Henlys in relation to TransBus or Mayflower debt. Furthermore, Henlys investment in TransBus is not part of the security given by Henlys to its lenders under its current borrowing facilities.

In the Company's trading update of 9 March 2004, the profit contribution of TransBus was £5.4 million (based on provisional figures for TransBus supplied by Mayflower). In cash terms, Henlys assumed further dividends and other amounts receivable from TransBus of £3.3 million in the year to 30 September 2004. The Group's profit and cash flow will be adversely affected by these amounts. Whilst it remains unclear what strategy Mayflower's administrators will pursue as regards any disposal of TransBus, the Henlys board will conservatively be making a full provision against Henlys investment in TransBus which appeared in Henlys consolidated accounts for the year ended 30 September 2003 as £71.0 million. However, this will be kept under review and the board will seek to obtain value for the investment.

The Group is considering all options concerning TransBus and is in continuing discussions with its lenders. The lead bank lenders are being kept fully informed and remain supportive.

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HENLYS
Group plc

Company	Henlys Group PLC
TIDM	HNL
Headline	Holding(s) in Company
Released	14:20 13 Apr 2004
Number	5628X

RNS Number:5628X
Henlys Group PLC
13 April 2004

Holding in Company.

Henlys Group plc has today been advised by J P Morgan Securities Ltd on behalf of J P Morgan Chase & Co. and its subsidiaries that following the sale of 66,802 (0.09%) ordinary shares of 25 pence each in the Company, J P Morgan Chase & Co. now has an aggregate interest in 7,607,053 (9.99%) shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Henlys Group PLC
TIDM	HNL
Headline	Directorate Change
Released	07:00 6 May 2004
Number	3430Y

HENLYS
Group plc

HENLYS GROUP PLC

Henlys Group plc (**"Henlys"** or the **"Company"**) today announces that its Non-Executive Chairman, Michael Ost, has stepped down as Chairman to become Deputy Chairman of the Company in view of Mr Ost's other commitments.

The Board is pleased to announce the appointment of Mr David James C.B.E as Non-Executive Chairman with effect from today. Mr James will be focused on exploring all available options to strengthen the Company's balance sheet.

Further information on Mr James is attached.

Contact:

Henlys Group plc		Close Brothers Corporate Finance Limited	
Tel:	+44 20 8953 9953	Tel:	+44 20 7655 3100
Allan Welsh	CEO	Martin Gudgeon	Director
Bill Gillespie	CFO		

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David N. James C.B.E.

Aged 66. Initially 5 years with Lloyds Bank, then Ford Motor Company for 10 years on the finance side until August 1972. Rank Organisation 8 years until 1981 acting as MD of three of their subsidiaries in engineering, finance and audio visual. Then spent 2 years principally working overseas, combining lecturing at universities in corporate finance and various company rescues.

Three and a half years at Central & Sheerwood PLC as Chairman and Group Chief Executive.

Following reconstruction and successful completion of C&S was appointed to North Sea Assets PLC as Deputy Chairman and CE and Chairman of subsidiaries, an investment holding company and subsequently relisted as an industrial holding company. Project completed in May 1990.

In September 1989 was appointed Chairman and CE of fraud hit conglomerate, Eagle Trust PLC. Achieved major profit turn round and highly successful flotation of principal subsidiary and substantial recovery by litigation from former professional advisers. Outcome was one of the most successful rescues achieved in the UK. (DNJ discovered Iraqi supergun being manufactured in one of ET's subsidiaries).

In November 1990 was appointed Chairman and CE of Davies & Newman Holdings PLC (Dan-Air) having arranged with the company's bankers a refinancing package. In October 1991 announced £54M capital raising to support rescue strategy. Project concluded October 1992 on sale of Dan-Air to British Airways who developed it as British Airways European Limited, their thriving Gatwick hub.

On 6 March 1992 was appointed as Consultant to LEP Group PLC to advise the current Board on the negotiations with its thirty-two bankers concerning financial reconstruction. Appointed Chairman and CE on 31 July 1992 and achieved recovery for banks of £350M of original debt and divested all operating subsidiaries as going concerns involving £1.5BN turnover and some 12,000 jobs.

On 19 May 1997 appointed Executive Chairman of British Shoe Corporation Limited to develop and implement an action programme designed to achieve best value from the footwear business of Sears plc. Completed in July 1998 with recovery of £85M cash against projected breakeven. All businesses sold as going concerns protecting 9,000 plus jobs.

October 1998 DNJ appointed Executive Chairman of the Robinson Group, a large UK based water and soft drinks bottling company. Disposed of all subsidiaries as going concerns and repaid bank debt.

September 2000 appointed Executive Chairman of The New Millennium Experience Company (NMEC) to ensure the Millennium Dome was able to trade through to 31 December and institute plan for the decommissioning for handover to new owners, (NMEC put into Members Voluntary Liquidation on 18 December 2001.)

In September 2001 appointed to lead investigation into allegations relating to contract for build of new Wembley Stadium. Reported to Parliamentary Select Committee in May 2002.

January 2002-July 2002 Chairman of SwiftRail UK Limited a company formed as possible bid vehicle for Railtrack in Administration.

Appointed Chairman of Litigation Control Group Limited in April 2002, a company specialising in corporate restructuring and controlled work-outs in the Lloyd's insurance and related markets.

In April 2003 appointed Executive Chairman of Racecourse Holdings Trust Limited, a company created by the Government to operate thirteen of the leading UK racecourses including Epsom, Aintree, Cheltenham and Newmarket.

In July 2000 became Chairman of the Epsom Training and Development Fund, a charity focusing on the welfare of the racing community in Epsom.

Served as an elected External Member of the Council of Lloyd's for four years ending December 1996. Also served on the Regulatory Board, Audit Committee, Monitoring & Investigations Regulatory Sub-Committee and chaired the Capital Structure Working Party and took an active role in the development of the Reconstruction and Renewal Plan.

In January 2004 was appointed to head up the Conservative Party investigation into Taxpayer Value for money audit.

June 1994 to September 1997 DNJ was Chairman of English Symphony Orchestra.

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